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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

WORKDAY, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

98138H101

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Cheryl D. Duffield
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	Sole Voting Power See Item 5
	6.	Shared Voting Power See Item 5
	7.	Sole Dispositive Power See Item 5
	8.	Shared Dispositive Power See Item 5
9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Item 5
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) See Item 5
12.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13G

CUSIP No.

Item 1 (a)	Name of Issuer:

Workday, Inc.

Item 1 (b)	Address of Issuer’s Principal Executive Offices:

6230 Stoneridge Mall Road

Pleasanton, CA 94588

Item 2 (a)	Name of Person Filing:

Cheryl D. Duffield

Item 2 (b)	Address of Principal Business Office or, if none, Residence:

c/o Workday, Inc.

6230 Stoneridge Mall Road

Pleasanton, CA 94588

Item 2 (c)	Citizenship:

United States

Item 2 (d)	Title of Class of Securities:

Class A Common Stock

Item 2 (e)	CUSIP Number:

98138H101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

SCHEDULE 13G

CUSIP No.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

(a)	Amount beneficially owned:	See Item 5

(b)	Percent of Class:	See Item 5

(c)	Number of shares as to which such person has:	See Item 5

(i)	Sole power to vote or to direct the vote:

(ii)	Shared power to vote or direct the vote:

(iii)	Sole power to dispose or to direct the disposition of:

(iv)	Shared power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner or more than five percent of the class of securities, check the following box:  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014

CHERYL D. DUFFIELD

By:	/s/ Cheryl D. Duffield